Exhibit 99.1

Westport Shareholders Vote For Merger with Fuel Systems at Shareholder Meeting

~Merger plus all other resolutions pass with overwhelming shareholder support~

VANCOUVER, March 18, 2016 /CNW/ - Westport Innovations Inc. (TSX:WPT / NASDAQ:WPRT) ("Westport"), engineering the world's most advanced natural gas engines and vehicles, announced today that it held its Special Meeting of Shareholders (the "Meeting") in Vancouver, British Columbia and its shareholders approved all resolutions presented in relation to the proposed business combination (the "Merger") between Westport and Fuel Systems Solutions, Inc. ("Fuel Systems"). At the Meeting, shareholders approved the issuance of such number of Westport common shares as required according to the Agreement and Plan of Merger dated September 1, 2015 (as amended) to complete the Merger, with 98% of votes cast voted in favour of the resolution, 94% of votes cast voted in favour of the amendment to Westport's Omnibus Incentive Plan, and 98% of votes cast voted in favour of amending the articles of incorporation of Westport to change its name from Westport Innovations Inc. to Westport Fuel Systems Inc.

"Our shareholders have spoken and clearly believe, as do we, that this merger will create a stronger company with greater scale, global reach and substantial synergies," said David Demers, CEO of Westport. "We look forward to working together as one company as we await the results of Fuel Systems' shareholder meeting."

Benefits of the Merger to Westport Shareholders and Westport Board Recommendation

The Westport Board of Directors believes that the Merger will provide Westport and its shareholders with a number of significant strategic and financial benefits, including but not limited to the following:

•	Scale - The combined company is expected to provide the scale and expertise to compete effectively, grow, and deliver strong shareholder returns—especially when markets improve.
•	Strength - The combined company is expected to benefit from a strengthened balance sheet and enhanced liquidity, and to be positioned for continued investment and long-term financial stability.
•	Global reach - The combined company is expected to have a broad global reach enabling it to better serve customers and distributors. It will offer state-of-the-art facilities on five continents and a distribution network serving 70 countries, including the world's largest and fastest-growing markets. It will also bring together strong product brands including: Emer, Prins, OMVL, BRC, IMPCO, Zavoli and more.
•	Increased efficiencies - Consolidation is expected to produce cost-efficiencies. The Merger is expected to be accretive to the combined company's adjusted EBITDA and earnings in 2016, excluding one-time costs. Total annual savings and Merger synergies are expected to reach approximately $30 million by 2018, excluding one-time costs.
•	Enhanced R&D and product development - The Merger is expected to combine Westport's expertise in medium- and heavy-duty, and high horsepower applications with Fuel Systems' core focus and development efforts in automotive and industrial applications. The combined technological expertise and product development will span from passenger cars to heavy-duty trucks to locomotives, and from marine applications to stationary power.
•	Deep OEM relationships - The combined company is expected to have strong original equipment manufacturer ("OEM") relationships. Both companies have built long-standing relationships with OEMs such as General Motors Company, Ford Motor Company, Nissan Motor Company, Kia Motors Corporation, Subaru of Fuji Heavy Industries, Mitsubishi Group, Volvo Car Group, Volkswagen, Fiat Chrysler Automobiles, Tata Motors, GAZ Group, PACCAR Inc., Weichai and Cummins.

The resolutions are fully described in the Supplement to the Management Information Circular of Westport dated March 7 2016, which can be found on the Westport website: www.westport.com/merger.

About Westport

Westport engineers the world's most advanced natural gas engines and vehicles. More than that, we are fundamentally changing the way the world travels the roads, rails and seas. We work with original equipment manufacturers (OEMs) worldwide from design through to production, creating products to meet the growing demand for vehicle technology that will reduce both emissions and fuel costs. To learn more about our business, visit westport.com, subscribe to our RSS feed, or follow us on Twitter @WestportDotCom.

Important Information For Shareholders of Fuel Systems Solutions, Inc. and Westport Innovations Inc.

On September 1, 2015, Westport and Fuel Systems announced a transaction whereby Westport will acquire all of the outstanding shares of Fuel Systems common stock in a stock-for-stock merger. This press release is for informational purposes only and does not constitute an offer to purchase, a solicitation of an offer to sell the shares of common stock of Fuel Systems or a solicitation of any proxy, vote or approval. Westport has filed with the United States Securities and Exchange Commission ("SEC") a registration statement on Form F-4 that includes a proxy statement of Fuel Systems that also constitutes a prospectus of Westport (the "Proxy Statement/Prospectus"). Westport and Fuel Systems also plan to file with or furnish other documents to securities regulatory authorities in Canada and the United States regarding the proposed acquisition of Fuel Systems by Westport.

SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT WESTPORT, FUEL SYSTEMS, THE PROPOSED MERGER AND RELATED MATTERS.

Shareholders are able to obtain free copies of the Proxy Statement/Prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, shareholders are able to obtain free copies of the Proxy Statement/Prospectus and other documents filed with the SEC by the parties by contacting Westport Investor Relations at +1 604-718-2046 or invest@westport.com (for documents filed with the SEC by Westport) or Fuel Systems Investor Relations advisor, LHA, at 1-415-433-3777 or fuel@lhai.com (for documents filed with the SEC by Fuel Systems).

Participants in Solicitation

Westport, Fuel Systems and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Fuel Systems in respect of the proposed merger contemplated by the Proxy Statement/Prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of Fuel Systems in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Proxy Statement/Prospectus filed with the SEC. Information regarding Westport's directors and executive officers is contained in Westport's Annual Report on Form 40-F for the year ended December 31, 2014, as amended, and its Management Information Circular, dated March 11, 2015, which is filed with, in the case of the Annual Report on Form 40-F, and furnished to, in the case of the Management Information Circular, the SEC and can be obtained free of charge from the sources indicated above. Information regarding Fuel System's directors and executive officers is contained in Fuel System's Annual Report on Form 10-K for the year ended December 31, 2015 and its Proxy Statement on Schedule 14A, dated April 14, 2015, each of which are filed with the SEC and can be obtained free of charge from the sources indicated above.

Cautionary Note Regarding Forward Looking Statements

This press release contains forward-looking statements, including statements regarding the anticipated timing for and ultimate completion of the proposed merger between Westport and Fuel Systems and the anticipated benefits of the Merger. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements and ability to complete the proposed merger to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and uncertainties include risks and assumptions related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, governmental policies, regulation and approvals, technology innovations, fluctuations in foreign exchange rates, operating expenses, the availability and price of natural gas, global government stimulus packages, the acceptance of and shift to natural gas vehicles, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the development of competing technologies, our ability to adequately develop and deploy our technology, the actions and determinations of our joint venture and development partners, as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in Westport's Annual Report on Form 40-F, as amended.

SOURCE Westport Innovations Inc.

%CIK: 0001370416

For further information:

Inquiries:
Darren Seed
Vice President, Capital Markets & Communications
Westport
T: 604-718-2046
invest@westport.com

Media Inquiries:
Holly Black
Director, Communications
T 604-718-2011
media@westport.com

CO: Westport Innovations Inc.

CNW 19:44e 18-MAR-16